UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
of the Securities Exchange Act of 1934
(Amendment No. 14)

RINKER GROUP LIMITED
ABN 53 003 433 118

(Name of Subject Company (issuer))

CEMEX Australia Pty Ltd
ACN 122 401 405

CEMEX, S.A.B. de C.V.

(Names of Filing Persons (offerors))

Ordinary shares

American Depositary Shares (each representing five ordinary shares)

(Titles of Classes of Securities)

Ordinary Shares, ISIN AU000000RIN3

American Depositary Shares, CUSIP 76687M101, ISIN US76687M1018

(CUSIP and ISIN Numbers of Classes of Securities)

Mr. Ramiro G. Villarreal Morales
General Counsel
Av. Ricardo Margain Zozaya #325,
Colonia Valle del Campestre,
Garza Garcia, Nuevo Leon, Mexico 66265

+52 81 8888 8888

(Name, address and telephone number of
person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Richard Hall
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,262,941,077	$100,172

(1) Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the “Exchange Act”), the transaction valuation is calculated by multiplying (i) 895,059,958 ordinary shares, which is the maximum number of ordinary shares of Rinker Group Limited, including 22,479,805 ordinary shares represented by 4,495,961 ADSs (according to documents filed by Rinker with the Australian Stock Exchange), subject to the Offer, by (ii) 23%, which is the percentage of US Holders of Rinker Securities (according to Rinker’s annual report on Form 20-F filed on May 23, 2006), and by (iii) the purchase price of  $15.85 in cash for each ordinary share and $79.25 for each ADS. Terms used and not defined in the preceding sentence are defined below.

(2)The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for the fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. $286,357 was paid on November 14, 2006, in accordance with Fee Advisory No. 3 for Fiscal Year 2007.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $286,357
Form or Registration No.: Schedule TO
Filing Party: CEMEX Australia Pty Ltd, ACN 122 401 405, CEMEX, S.A.B. de C.V.
Date Filed: November 14, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

This Amendment No. 14 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 14, 2006 (the “Schedule TO”) and amended thereafter. The Schedule TO, as amended, relates to the offer by CEMEX Australia Pty Ltd (“Bidder”), a proprietary company registered under the laws of Victoria, Australia and an indirect wholly-owned subsidiary of CEMEX, S.A.B. de C.V. (“CEMEX”), to acquire all the outstanding ordinary shares and American depositary shares of Rinker Group Limited, a public company registered under the laws of New South Wales, Australia (“Rinker”), upon the terms and subject to the conditions of the offer (the “Offer”) (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the Bidder’s Statement, dated October 30, 2006 (as amended by three Supplementary Bidder’s Statements, the “Bidder’s Statement”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO, as amended. Capitalized terms used herein that are not otherwise defined have the meanings given to them in the Bidder’s Statement.

Item 4. Terms of the Transaction.

On April 10, 2007, Bidder announced that it had reached an agreement with Rinker (see Item 5 below) pursuant to which Bidder will increase its offer price to acquire all the outstanding ordinary shares and American depositary shares of Rinker from US$13 per ordinary share and US$65 per ADS in cash to US$15.85 per ordinary share and US$79.25 per ADS in cash, and waive all defeating conditions, with the exception of the defeating condition entitled “Minimum Acceptance”, as described in Section 8.6(a) of the Bidder’s Statement.

      The Offer Period will be extended until 5:00 AM (New York Time) / 7:00 PM (Sydney Time) on May 18, 2007.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Following discussions between representatives of CEMEX and Rinker, the parties entered into a Non Disclosure Agreement dated April 5, 2007. In the evening (New York Time) on April 9, 2007, following further negotiations, the parties executed the Bid Agreement by and among CEMEX, Bidder, and Rinker (the “Bid Agreement”), which sets forth, among other things, the terms and conditions upon which Bidder will amend the Offer.

The following is a summary of the Bid Agreement and the Non Disclosure Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Bid Agreement and the Non Disclosure Agreement. CEMEX intends to provide additional information relating to the Bid Agreement and the revised Offer in a Supplementary Bidder’s Statement, which is expected to be issued shortly. The Bid Agreement is attached hereto as Exhibit (a)(1)(O). The Non Disclosure Agreement is attached hereto as Exhibit (a)(1)(P).

Bid Agreement

The Offer and Support for the Offer.

Bidder agreed to increase the offer price from US$13.00 per ordinary share and US$65 per ADS to US$15.85 per ordinary share and US$79.25 per ADS in cash and to allow the Rinker shareholders to retain the dividend of A$0.16 per ordinary share (which had a record date of November 24, 2006) that was previously paid to Rinker shareholders, without a reduction in the consideration payable to the Rinker Shareholders under the Offer. In addition, Bidder agreed to waive all of the defeating conditions with the exception of the defeating condition entitled “Minimum Acceptance”, as described in Section 8.6(a) of the Bidder’s Statement.

Bidder agreed to lodge with the Australian Securities and Investments Commission (“ASIC”) and Rinker the required notice under section 650D of the Corporations Act and lodge with the Australian Securities Exchange (“ASX”) the required notice under section 650F of the Corporations Act as soon as practicable. The notice under section 650D will be sent to Rinker Shareholders no later than the time at which the supplementary Bidder’s Statement is sent to Rinker Shareholders, which is 5 business days after the variation of the Offer.

Bidder also agreed to (a) promptly apply to ASIC for any modifications required to give Rinker Shareholders who accept the Offer the option (in addition to the existing options available under the Offer) to receive an Australian Dollar price of A$19.50, for the first 2,000 ordinary shares of Rinker held by each Rinker Shareholder or a nominee on behalf of such Rinker Shareholder based on the Rinker share register on April 12, 2007, (b) take all actions necessary to validly make such variation of the Offer, as soon as practicable after the receipt of the required modifications from ASIC, and (c) make a public announcement of such variation.

The directors of Rinker agreed to release to ASX a public announcement, immediately following Bidder’s announcement required by the Bid Agreement, stating that the Rinker board unanimously intends to recommend the Offer at the higher price, in the absence of a superior proposal, and that each Rinker director intends to accept the Offer with respect to his Rinker shares, in the absence of a superior proposal. The directors of Rinker agreed that within 5 business days after Bidder varies the Offer and files an amended Schedule TO and Supplementary Bidder’s Statement, as required by the Bid Agreement, the Rinker directors will, in the absence of a superior proposal, issue a supplementary target’s statement containing (a) a unanimous recommendation by the Rinker directors to the Rinker Shareholders to accept the Offer at the higher price (as modified in accordance with the Bid Agreement) and (b) a statement that each director intends to accept the Offer at the higher price with respect to his Rinker shares.

Other Rinker Obligations.

Rinker agreed that until the end of the Offer Period, Rinker will not and will ensure that its representatives do not, without the prior written consent of Bidder, (a) directly or indirectly solicit, initiate or invite discussions or proposals with respect to a Competing Proposal, as defined in the Bid Agreement or (b) negotiate or enter into, continue or participate in any discussions or negations with any third party with respect to a Competing Proposal. The obligations in clause (b) do not apply to the extent that they restrict Rinker or the Rinker board from taking or refusing to take any action provided that the Rinker directors have determined, in good faith after having consulted with their external legal and financial advisers, that failing to take, or failing to refuse to take, such action would or would be likely to constitute a breach of the Rinker directors’ fiduciary or statutory obligations.

Rinker also agreed that if a Competing Proposal is announced or is received by Rinker which the Rinker directors consider superior to the Offer and the Rinker directors intend to change or withdraw their recommendation with respect to the Offer, Rinker will notify Bidder of the material terms of, but not the identity of the party making, the Competing Proposal (if it has not been publicly announced).

Rinker and its affiliates agreed not to convert any or all or all of its shares into a larger or smaller number of shares or resolve to reduce its share capital in any way, or issue or agree to issue shares or convertible notes or grant or agree to grant an option over its shares. Further, Rinker and its affiliates will conduct business in the usual and ordinary course and will not (a) subject to a lien, or agree to subject to a lien, the whole or a substantial part of its business or property, (b) make any material acquisitions or disposals or undertake any new commitments which would have breached the condition set out in clause 8.6(h) of the Bidder’s Statement had it not been waived by Bidder, or (c) pay a dividend, other than annual and half yearly dividends consistent with past practice or undertake a buy-back, capital return or other payment to shareholders without the consent of Bidder.

Rinker agreed to use all reasonable efforts to facilitate the Offer and the acceptance of the Offer by the Rinker Shareholders, subject to Bidder complying with its obligations and in the absence of a superior proposal.

If Bidder receives acceptances under the Offer of more than 50% of Rinker’s issued shares, Rinker agreed to allow not more than 3 representatives, approved by Rinker acting reasonably, to have access to information of Rinker solely for the purpose of investigating whether assets of Rinker that are the subject of the DOJ Settlement can be sold as self sustaining entities. Before Rinker must allow Bidder’s representatives access to any information, Bidder, CEMEX and each of the 3 representatives referred to above must enter into such confidentiality undertakings as may be reasonably required by Rinker and must comply with such other reasonable requirements as Rinker may direct in relation to such access.

DOJ Settlement.

Rinker agreed that at the direction of Bidder, but subject to Bidder complying with its obligations under the Bid Agreement and only following Bidder’s acquisition of a relevant interest in Rinker of not less than 90% and commencement of the compulsory acquisition process under the Corporations Act, Rinker will sign and become a party to an amended Hold Separate Stipulation and Order containing the same provisions as those contained in the Hold Separate, as defined in Item 11 below.

In addition, subject to Bidder complying with its obligations under the Bid Agreement, Rinker agreed, if requested by CEMEX, to discuss with the Department of Justice (“DOJ”) an amended Hold Separate Stipulation and Order and, if such an amended Hold Separate Stipulation and Order is mutually agreed among CEMEX, Rinker and the DOJ, Rinker agreed to enter into such an amended Hold Separate Stipulation and Order. The Bid Agreement provides that nothing in such an amended Hold Separate Stipulation and Order shall commit or require Rinker to make any divestiture (the fact and terms of any such divestiture of assets of Rinker shall require the approval of Rinker’s board (as reconstituted) after the occurrence of a Divestiture Trigger, as defined in the Bid Agreement) or require the Rinker board to take or agree to take any action, or refrain from taking any action, that would or would be likely to be inconsistent with its fiduciary or statutory duties under Australian law.

CEMEX agreed to indemnify Rinker and each of its directors, pursuant to the terms outlined in the Bid Agreement, from any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising which Rinker or any of its directors suffers, incurs or is liable for in connection with Rinker’s entry into and performance of its obligations under any amended Hold Separate Stipulation and Order which it enters into under any provision of the Bid Agreement.

Representations and Warranties

Each party represented to the other party that (a) its execution and delivery of the Bid Agreement was  properly authorized by all necessary corporate actions, and (b) that it had full corporate power and lawful authority to execute, deliver and perform its obligations under this agreement.

Termination

      The Bid Agreement will terminate upon the earliest of the close, lapse or withdrawal of the Offer or four months from the date of the Bid Agreement.

Non Disclosure Agreement

CEMEX and Rinker entered into a Non Disclosure Agreement, dated as of April 5, 2007, pursuant to which Rinker has made available and may continue to make available confidential information to CEMEX to facilitate CEMEX’s due diligence with respect to Rinker for the purpose of Bidder’s consideration of varying the Offer.

Item 7. Source and Amount of Funds or Other Consideration.

In addition to the facilities described under Section 4 of the Bidder’s Statement, Bidder may use the facility described below to finance the acquisition.

On September 24, 2004, Cemex Espana, S.A., the original borrower, the original guarantors, as defined therein, Banco Bilbao Vizcaya Argentaria S.A., Banco Santander Central Hispano, S.A., Calyon Corporate and Investment Bank and Citigroup Global Markets Limited, collectively, the arranger, the Original Lenders, as defined therein, and Citibank International PLC, the agent, entered into a US$3,800,000,000 Revolving Facilities Agreement (as amended on November 8, 2004 and February 25, 2005, and amended and restated on July 4, 2005 effective as of July 7, 2005, the “Facilities Agreement”). The amended and restated Facilities Agreement is attached as Exhibit (b)(1)(M).

On June 21, 2005, Cemex España cancelled Facility 1 of the Facilities Agreement, which decreased the amount of the facilities under the Facilities Agreement to US$2,300,000,000. On June 30, 2006, the parties entered into an amendment of the Facilities Agreement, which, among other things, decreased the amount of the facilities under the Facilities Agreement to US$2,100,000,000, such amendment is attached as Exhibit (b)(1)(N).

Effective October 30, 2006 the guarantors of the Facilities Agreement were removed pursuant a Guarantor Removal Certificate dated October 17, 2006.

Item 11. Additional Information.

On April 4, 2007, in connection with the Proposed Final Judgment, representatives of CEMEX and the Antitrust Division of the DOJ entered into a Hold Separate Stipulation and Order (the “Hold Separate”). Pursuant to the Hold Separate, CEMEX agreed, among other things, to abide by and comply with the provisions of a proposed Final Judgment (the “Proposed Final Judgment”). The Proposed Final Judgment provides, among other things, that CEMEX will divest certain CEMEX and Rinker assets in the event that CEMEX either acquires more than 50 percent of the outstanding Rinker shares or elects a majority of the Rinker board of directors.

On April 6, 2007, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, thereby satisfying the Defeating Condition, entitled “Antitrust approvals - United States”, as described in Section 8.6(d) of the Bidder’s Statement.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(O)	The Bid Agreement.
(a)(1)(P)	Non Disclosure Agreement between CEMEX and Rinker, dated April 5, 2007.
(a)(5)(C)	Press Release of CEMEX relating to the increased offer price and variation of the offer, dated April 9, 2007.
(b)(1)(M)	Amended and Restated Revolving Facilities Agreement, dated July 4, 2005 effective as of July 7, 2005.
(b)(1)(N)	Amendment dated June 30, 2006 to the Amended and Restated Revolving Facilities Agreement, effective as of July 7, 2005.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2007

CEMEX Australia Pty Ltd

By:	/s/ Ramiro G. Villarreal Morales
Name: Mr. Ramiro G. Villarreal Morales
Title: Director

CEMEX, S.A.B. de C.V.

By:	/s/ Ramiro G. Villarreal Morales
Name: Mr. Ramiro G. Villarreal Morales
Title: General Counsel

Exhibit Index.

Exhibit	Description
(a)(1)(O)	The Bid Agreement.
(a)(1)(P)	Non Disclosure Agreement between CEMEX and Rinker, dated April 5, 2007.
(a)(5)(C)	Press Release of CEMEX relating to the increased offer price and variation of the offer, dated April 9, 2007.
(b)(1)(M)	Amended and Restated Revolving Facilities Agreement, dated July 4, 2005 effective as of July 7, 2005.
(b)(1)(N)	Amendment dated June 30, 2006 to the Amended and Restated Revolving Facilities Agreement, effective as of July 7, 2005.